    Exhibit 97
Acuity Inc.
Incentive-Based Compensation Recoupment Policy
(As Amended and Restated Effective as of March 26, 2025)

Acuity Inc. (the “Company”), by action of its Board of Directors, has adopted this amended and restated incentive-based compensation recoupment policy (this “Policy”).

1.Mandatory Recovery. If the Company is required to prepare an Accounting Restatement, the Company shall recover reasonably promptly from current or former Covered Officers, as described in this Policy, the amount of Erroneously Awarded Compensation.

2.Other Recovery. If the Company is required to prepare an Accounting Restatement, the Company may, at the discretion of the Committee, recover from any one or more individuals who report directly to a Covered Officer (each such individual to whom the Committee applies this Section 2, a “Direct Report”) all or a portion of the amount of Incentive Compensation that would be considered Erroneously Awarded Compensation if the Direct Report was a Covered Officer, determined by substituting the term “Direct Report” for the term “Covered Officer” in Section 3(e) below. If the Committee decides to recover any amount of Incentive Compensation from a Direct Report, then such amount shall be considered “Erroneously Awarded Compensation” for purposes of this Policy.

3.Definitions. For purposes of this Policy, the following terms, when capitalized, shall have the meanings set forth below:

a)“Accounting Restatement” shall mean any accounting restatement required due to material noncompliance of the Company with any financial reporting requirement under the securities laws, including to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.

b)“Committee” shall mean the Compensation and Management Development Committee of the Board of Directors of the Company, or another committee of independent directors designated by the Board of Directors.

c)“Covered Officer” shall mean the Company’s president; principal financial officer; principal accounting officer (or if there is no such accounting officer, the controller); any vice-president of the Company in charge of a principal business unit, division, or function (such as sales, administration, or finance); any other officer who performs a significant

Effective Date: March 26, 2025

    Exhibit 97
policy-making function; or any other person who performs similar significant policy-making functions for the Company.

d)“Effective Date” shall mean the effective date of Section 303A.14 of the NYSE Listed Company Manual.

e)“Erroneously Awarded Compensation” shall mean the excess of (i) the amount of Incentive-Based Compensation Received by a person (A) after beginning service as a Covered Officer, (B) who served as a Covered Officer at any time during the performance period for that Incentive-Based Compensation, (C) while the Company has a class of securities listed on a national securities exchange or a national securities association, and (D) during the Recovery Period; over (ii) the Recalculated Compensation.

f)“Incentive-Based Compensation” shall mean any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a financial reporting measure. A financial reporting measure is a measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measures that are derived wholly or in part from such measures, regardless of whether such measure is presented within the financial statements or included in a filing with the Securities Exchange Commission. Each of stock price and total shareholder return is a financial reporting measure. For the avoidance of doubt, incentive-based compensation subject to this Policy does not include stock options, restricted stock, restricted stock units or similar equity-based awards for which the grant is not contingent upon achieving any financial reporting measure performance goal and vesting is contingent solely upon completion of a specified employment period or attaining one or more non-financial reporting measures.

g)“Recalculated Compensation” shall mean the amount of Incentive-Based Compensation that otherwise would have been Received had it been determined based on the restated amounts in the Accounting Restatement, computed without regard to any taxes paid. For Incentive-Based Compensation based on stock price or total shareholder return, where the amount of the Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in an Accounting Restatement, the amount of the Recalculated Compensation must be based on a reasonable estimate of the effect of the Accounting Restatement on the stock price or total shareholder return, as the case may be, on the compensation Received. The Company must maintain documentation of the determination of that reasonable estimate and provide such documentation to the national securities exchange or association on which its securities are listed.
h)Incentive-Based Compensation is deemed “Received” in the Company’s fiscal period during which the financial reporting measure specified in the award of such Incentive-

Effective Date: March 26, 2025

    Exhibit 97
Based Compensation is attained, even if the payment or grant of the Incentive-Based Compensation occurs after the end of that period.

i)“Recovery Period” shall mean the three completed fiscal years of the Company immediately preceding the date the Company is required to prepare an Accounting Restatement; provided that the Recovery Period shall not begin before the Effective Date. For purposes of determining the Recovery Period, the Company is considered to be “required to prepare an Accounting Restatement” on the earlier to occur of: (i) the date the Company’s Board of Directors, a committee thereof, or the Company’s authorized officers conclude, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement; or (ii) the date a court, regulator, or other legally authorized body directs the Company to prepare an Accounting Restatement. If the Company changes its fiscal year, then the transition period within or immediately following such three completed fiscal years also shall be included in the Recovery Period, provided that if the transition period between the last day of the Company’s prior fiscal year end and the first day of its new fiscal year comprises a period of nine to twelve months, then such transition period shall instead be deemed one of the three completed fiscal years and shall not extend the length of the Recovery Period.

4.Exceptions. Notwithstanding anything to the contrary in this Policy, recovery of Erroneously Awarded Compensation will not be required to the extent the Company’s committee of independent directors responsible for executive compensation decisions (or a majority of the independent directors on the Company’s board of directors in the absence of such a committee) has made a determination that such recovery would be impracticable and one of the following conditions have been satisfied:

a)The direct expense paid to a third party to assist in enforcing this Policy would exceed the amount to be recovered; provided that, before concluding that it would be impracticable to recover any amount of Erroneously Awarded Compensation that was Incentive-Based Compensation based on the expense of enforcement, the Company must make a reasonable attempt to recover such Erroneously Awarded Compensation, document such reasonable attempt(s) to recover, and provide that documentation to the national securities exchange or association on which its securities are listed.

b)Recovery would violate home country law where, with respect to Incentive-Based Compensation, that law was adopted prior to November 28, 2022; provided that, before concluding that it would be impracticable to recover any amount of Erroneously Awarded Compensation that was Incentive-Based Compensation based on violation of home country law, the Company must obtain an opinion of home country counsel, acceptable to the national securities exchange or association on which its securities are listed, that recovery would result in such a violation, and must provide such opinion to the exchange or association.

Effective Date: March 26, 2025

    Exhibit 97
c)Recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.

5.Manner of Recovery. In addition to any other actions permitted by law or contract, the Company may take any or all of the following actions to recover any Erroneously Awarded Compensation: (a) require the Covered Officer or Direct Report to repay such amount; (b) offset such amount from any other compensation owed by the Company or any of its affiliates to the Covered Officer or Direct Report, regardless of whether the contract or other documentation governing such other compensation specifically permits or specifically prohibits such offsets; and (c) subject to Section 4(c), to the extent the Erroneously Awarded Compensation was deferred into a plan of deferred compensation, whether or not qualified, forfeit such amount (as well as the earnings on such amounts) from the Covered Officer’s or Direct Report’s balance in such plan, regardless of whether the plan specifically permits or specifically prohibits such forfeiture. If the Erroneously Awarded Compensation consists of shares of the Company’s common stock, and the Covered Officer or Direct Report still owns such shares, then the Company may satisfy its recovery obligations by requiring the Covered Officer or the Direct Report to transfer such shares back to the Company. Without limitation, to the extent appropriate and consistent with the requirements of applicable law and listing standards, as determined by the Committee in its sole and absolute discretion, the Company may elect to recover some or all Erroneously Awarded Compensation by means of a deferred payment plan that allows the Covered Officer to repay Erroneously Awarded Compensation as soon as possible without unreasonable economic hardship to the Covered Officer.

6.Other.

a)The Committee shall have the sole discretion to administer, interpret and amend this Policy from time to time, in compliance with the applicable listing standards of the national securities exchange or association on which the Company’s securities are listed, and the determinations of the Board of Directors or the Committee shall be binding on all Covered Officers and Direct Reports.

b)In no event shall the Company be required to award a Covered Officer or a Direct Report an additional payment if the restated or accurate financial results would have resulted in higher Incentive-Based Compensation.

c)The Company shall not indemnify any Covered Officer or Direct Report against the loss of Erroneously Awarded Compensation.

d)The Company shall file all disclosures with respect to this Policy in accordance with the requirements of the Federal securities laws, including disclosure required by the Securities Exchange Commission filings.

e)Any references in compensation plans, agreements, equity awards or other policies to the Company’s “recoupment”, “clawback” or similarly-named policy shall be deemed to

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    Exhibit 97
refer to this Policy with respect to Incentive-Based Compensation Received on or after the Effective Date. With respect to Incentive-Based Compensation Received prior to the Effective Date, such references to the Company’s “recoupment”, “clawback” or similarly-named policy in compensation plans, agreements, equity awards or other policies shall be deemed to refer to the Company’s Incentive-Based Compensation Recoupment Policy in effect prior to the Effective Date.

f)The terms of this Policy will be deemed to be expressly incorporated into the terms of any award or other arrangement relating to Incentive-Based Compensation. Any right to recovery under this Policy shall be in addition to, and not in lieu of, any other rights of recovery that may be available to the Company. Application of this Policy does not preclude the Company from taking any other action to enforce a Covered Officer’s or Direct Report’s obligations to the Company, including, but not limited to, termination of employment or institution of civil or criminal proceedings.

7.Reporting Violations. If you become aware of any violation of this Policy, you should report it immediately to the Corporate Secretary or the General Counsel. You can also reach out to our Ethics Helpline:
•Via the internet: ethicshelpline.acuityinc.com
•Via telephone, 24 hours/day, 7 days/week:

U.S. and Canada:	800-461-9330 or via text 770-637-0324
China:	400-120-3062
France:	0805-080339
Mexico:	01-800-681-6945
Netherlands:	0-800-022-0441
United Kingdom:	0-808-189-1053

Department: Board/Legal
Effective Date: March 26, 2025

Effective Date: March 26, 2025